UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Tilray, Inc.

(Name of Issuer)

Class 2 Common Stock

(Title of Class of Securities)

88688T 100

(CUSIP Number)

Brendan Kennedy

2701 Eastlake Ave. E., 3rd Floor

Seattle, WA 98102

Telephone: (206) 395-7505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88688T 100

1.	Name of Reporting Persons. Brendan Kennedy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 16,593,697 shares (1)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 16,593,697 shares (1)
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,593,697 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (1) 9,369,405 shares of Class 1 Common Stock held directly by Mr. Kennedy, (2) 4,663,357 shares of Class 2 Common Stock held directly by Mr. Kennedy, (3) 2,278,900 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by Mr. Kennedy that are exercisable within 60 days of December 12, 2019, (4) 46,875 shares of Class 2 Common Stock that are issuable upon the vesting of restricted stock units held directly by Mr. Kennedy that will vest within 60 days of December 12, 2019, (5) 158,746 shares of Class 1 Common Stock held directly by an LLC, of which Mr. Kennedy is the sole member and (6) 76,414 shares of Class 2 Common Stock held directly by an LLC, of which Mr. Kennedy is the sole member. Mr. Kennedy has sole voting and investment power decisions as it relates to the LLC. In addition, each share of Class 1 Common Stock will convert automatically into one share of Class 2 Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the Issuer’s Amended and Restated Certificate of Incorporation, including, without limitation, certain transfers for tax and estate planning purposes.

(2)

Based on (1) 83,021,590 shares of Class 2 Common Stock that were anticipated to be outstanding as of December 12, 2019, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on December 17, 2019, (2) 9,369,405 shares of Class 1 Common Stock held directly by Mr. Kennedy, (3) 158,746 shares of Class 1 Common Stock held directly by an LLC, of which Mr. Kennedy is the sole member, (4) 2,278,900 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by Mr. Kennedy that are exercisable within 60 days of December 12, 2019 and (5) 46,875 shares of Class 2 Common Stock that are issuable upon the vesting of restricted stock units held directly by the Reporting Person that will vest within 60 days of December 12, 2019.

CUSIP No. 88688T 100

Item 1.	Security and Issuer.

This statement relates to the Class 2 Common Stock of Tilray, Inc. (the “Issuer”), having its principal executive office at 1100 Maughan Road, Nanaimo, BC, Canada.

Item 2.	Identity and Background

(a)	Name:

The person filing this statement (the “Reporting Person”) is: Brendan Kennedy

(b)	Residence or Business Address:

The address of the principal place of business for each of the Reporting Person is:

2701 Eastlake Ave. E., 3rd Floor

Seattle, WA 98102

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person’s present principal occupation is President and Chief Executive Officer of the Issuer.

(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

153,303 shares of Class 2 Common Stock were acquired between May 21, 2018 and October 1, 2019 from the Issuer in connection with equity compensation granted to the Reporting Person in connection with his services as an executive of the Issuer. The Reporting Person was also a founder, the former Chief Executive Officer and a major stockholder of Privateer Holdings, Inc. (“Privateer”). The Reporting Person acquired his shares in Privateer from (1) the founding of Privateer and (2) equity compensation granted to the Reporting Person in connection with his services as an executive Privateer. On September 9, 2019, the Issuer entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Privateer, Down River Merger Sub, LLC, a wholly owned subsidiary of the Issuer (the “Subsidiary”), and certain other parties. On December 12, 2019 (the “Closing Date”), Privateer merged with and into the Subsidiary (the “Merger”). On the Closing Date, all of the shares that the Reporting Person held in Privateer (which shares includes the shares that were held by his LLC) were exchanged for (1) 9,528,151 shares of the Issuer’s Class 1 Common Stock and (2) 4,586,468 shares of Class 2 Common Stock. Each share of Issuer’s Class 1 Common Stock is convertible at any time at the option of the holder into one fully paid and nonassessable share of Issuer’s Class 2 Common Stock. In addition, each share of Issuer’s Class 1 Common Stock will automatically convert into one share of Issuer’s Class 2 Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the Issuer’s Amended and Restated Certificate of Incorporation, including, without limitation, certain transfers for tax and estate planning purposes.

Item 4.	Purpose of Transaction

The Reporting Person may, from time to time, acquire additional shares of Class 1 Common Stock or Class 2 Common Stock, as the case may be, in open market transactions, through the exercise of vested options or through additional compensatory grants of options and restricted stock units pursuant to the Issuer’s Amended and Restated 2018 Equity Incentive Plan or similar plans. Additionally, the Reporting Person may, from time to time, sell his shares of Class 2 Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Subject to the foregoing, the Reporting Person has no current plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

The Reporting Person is the beneficial owner of 16,593,697 shares of Class 2 Common Stock, representing 17.5% of the outstanding Class 2 Common Stock. The Reporting Person’s ownership includes (1) 9,369,405 shares of Class 1 Common Stock held directly by the Reporting Person, (2) 4,663,357 shares of Class 2 Common Stock held directly by the Reporting Person, (3) 2,278,900 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by the Reporting Person that are exercisable within 60 days of December 12, 2019, (4) 46,875 shares of Class 2 Common Stock that are issuable upon the vesting of restricted stock units held directly by the Reporting Person that will vest within 60 days of December 12, 2019, (5) 158,746 shares of Class 1 Common Stock held directly by an LLC, of which the Reporting Person is the sole member and (6) 76,414 shares of Class 2 Common Stock held directly by an LLC, of which Mr. Kennedy is the sole member. Each share of Class 1 Common Stock will convert automatically into one share of Class 2 Common Stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the Issuer’s Amended and Restated Certificate of Incorporation, including, without limitation, certain transfers for tax and estate planning purposes.

The percentage in the foregoing paragraph is based on (1) 83,021,590 shares of Class 2 Common Stock that were anticipated to be outstanding as of December 12, 2019, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on December 17, 2019, (2) 9,369,405 shares of Class 1 Common Stock held directly by the Reporting Person, (3) 158,746 shares of Class 1 Common Stock held directly by an LLC, of which the Reporting Person is the sole member, (4) 2,278,900 shares of Class 2 Common Stock that are issuable upon the exercise of options held directly by the Reporting Person that are exercisable within 60 days of December 12, 2019 and (5) 46,875 shares of Class 2 Common Stock that are issuable upon the vesting of restricted stock units held directly by the Reporting Person that will vest within 60 days of December 12, 2019.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which the Reporting Person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheet.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheet.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheet.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheet.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth below.

Date of Transaction	Type of Transaction	Quantity		Class of Stock	Price Per Share (excluding commissions)
12/11/2019	Sale	100,000		Class 2 Common Stock	$18.2954
12/12/2019	Acquisition of Shares (Merger)	9,528,151	*	Class 1 Common Stock	N/A
12/12/2019	Acquisition of Shares (Merger)	4,586,468	**	Class 2 Common Stock	N/A

*	Includes 158,746 shares of Class 1 Common Stock held directly by an LLC, of which the Reporting Person is the sole member.
**	Includes 76,414 shares of Class 2 Common Stock held directly by an LLC, of which the Reporting Person is the sole member.

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

Not applicable.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Equity Award Arrangements

The Reporting person has been granted equity securities pursuant to the Issuer’s Amended and Restated 2018 Equity Incentive Plan. The forms of award agreements applicable to such awards were previously filed with the SEC and the terms of such equity securities, including number of securities, date of grants, vesting schedules, type of awards, exercise prices and expiration dates have been previously been disclosed in the Reporting Person’s Form 3 and Form 4 filings made with the SEC between July 18, 2018 and December 12, 2019.

Lock-up Agreement

In connection with the Merger, the Reporting Person entered into an agreement (the “Lockup Agreement”) with the Issuer, pursuant to which the Reporting Person agreed that, during the period beginning on the Closing Date through and including the second anniversary of the Closing Date, the undersigned will not, without the prior written consent of the Issuer, Transfer (as defined in the Lock-up Agreement), or announce the intention to Transfer, any shares of Class 1 Common Stock of the Issuer, or Class 2 Common Stock of the Issuer, that constitute Stock Merger Consideration (as defined in the Lock-up Agreement).

The restrictions set forth in the Lock-up Agreement shall lapse as follows:

(1) as of the first anniversary of the Closing Date, the restrictions with respect to 50% of the Applicable Securities (as defined in the Lock-up Agreement) shall lapse (for purposes of clarification, all Cash Consideration Shares (as defined in the Lock-up Agreement) and all Permitted Sales (as defined in the Lock-up Agreement) shall be credited towards and deemed to be included in such 50% lapse); and

(2) the restrictions with respect to an additional 12.5% of Applicable Securities shall lapse as of each date that is two full trading days after the public dissemination of the Company’s annual or quarterly financial results for each of the four quarters following the first anniversary of the Closing Date (such that the restrictions with respect to 100% of the Applicable Securities shall lapse as of the second anniversary of the Closing Date).

The foregoing description of the Lockup Agreement is only a summary and is qualified in its entirety by the form of Lockup Agreement, which is incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on September 10, 2019.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A -	Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on July 9, 2018).

Exhibit B -	Form of Stock Option Agreement pursuant to the Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on July 9, 2018).

Exhibit C -	Form of Restricted Stock Unit Award Agreement pursuant to the Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on July 9, 2018).

Exhibit D -	Lock-up Agreement (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on September 10, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2019	By:	/s/ Brendan Kennedy
Brendan Kennedy

Exhibit Index

Exhibit A -	Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on July 9, 2018).

Exhibit B -	Form of Stock Option Agreement pursuant to the Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on July 9, 2018).

Exhibit C -	Form of Restricted Stock Unit Award Agreement pursuant to the Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A, as filed with the SEC on July 9, 2018).

Exhibit D -	Form of Lock-up Agreement (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on September 10, 2019).